UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              ____________

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1)

                             PHOTOCOMM, INC.
_________________________________________________________________

                             (Name of Issuer)

                     Common Stock Par Value $.10 Each
_________________________________________________________________

                      (Title of Class of Securities)

                               719319-10-5
_________________________________________________________________

                              (CUSIP Number)

                         Jill B. W. Sisson, Esq.
                      General Counsel and Secretary
                          ACX Technologies, Inc.
                     16000 Table Mountain Parkway
                         Golden, Colorado 80403

                             (303)  271-7000
_________________________________________________________________

              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            November 19, 1996
_________________________________________________________________

         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with the statement
/ /.

_________________________________________________________________

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  ACX Technologies, Inc.*

  * The Common Stock is being acquired by Golden Technologies
Company, Inc., which is a wholly owned subsidiary of ACX
Technologies, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) / X /

  (b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
  WC; 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
ITEMS 2(d) or     2(e).
                      /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Colorado

                              7 SOLE VOTING POWER
                                   - 30,000 -*
 NUMBER OF
  SHARES                      8 SHARED VOTING POWER
BENEFICIALLY                          - 0 -*
  OWNED BY
   EACH                       9 SOLE DISPOSITIVE POWER
 REPORTING                           - 30,000 -*
  PERSON
   WITH                      10 SHARED DISPOSITIVE POWER
                                      - 0 -*

                                *  See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   8,642,447 (see Item 5(a))

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES.      /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   53.1 percent (see Item 5)

14 TYPE OF REPORTING PERSON
   CO
_________________________________________________________________


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 to the Schedule 13D dated August 16, 1996 (the "Schedule 13D") relates to the common stock par value $.10 (the "Common Stock") of Photocomm, Inc. (the "Company"), whose principal executive offices are located at 7681 E. Gray Road, Scottsdale, Arizona 85260. The Company is engaged primarily in the development, manufacturing and marketing of photovoltaic (solar electric) power systems and related products.

ITEM 4.  PURPOSE OF TRANSACTION

As previously reported on August 16, 1996, Golden Technologies Company, Inc. ("GTC") entered into an agreement with The New World Power Corporation ("NWP") to acquire 6,612,447 shares of Common Stock. That agreement terminated effective November 15, 1996. On November 19, 1996, GTC signed a Stock Purchase Agreement (the "Agreement") with the Company and NWP pursuant to which GTC has agreed to acquire, subject to conditions set forth in the Agreement, 6,612,447 shares of Common Stock of the Company from NWP and 2,000,000 shares of Common Stock directly from the Company or, if the Company elects, up to 1,000,000 shares from certain senior executives of the Company and Programmed Land, Inc. ("PLI"), a shareholder and the balance from the Company.
GTC understands that it is contemplated that 1,000,000 shares will be sold by the Company and 450,000 shares of Common Stock will be sold by each of Robert Kauffman and PLI and 50,000 shares will be sold by each of Thomas C. LaVoy and Myron Anduri. Following the acquisition of the Common Stock pursuant to the Agreement, GTC would own approximately 53.1 percent of the issued and outstanding Common Stock, if all is a new issue assuming no additional issuances of Common Stock. The actual percentage may vary slightly depending upon the number of shares purchased from the senior executives that are not newly issued and PLI and how much is purchased from the Company itself.

At the time of closing under the Agreement, it is contemplated that three board members of the Company that have been designated by NWP will resign from the Company's board of directors to be replaced by designees of GTC. One other director will resign and the Company will have six directors. Accordingly, GTC will have selected three of six directors. At the Company's 1997 annual meeting, scheduled for January 1997, GTC and the Company have agreed that three designees of GTC will be elected to the board, three of the incumbent directors will be elected and one additional director selected by the management directors from a slate of three persons proposed by GTC will be the seventh director of the Company.

On September 16, 1996, the Company's board of directors purported to approve a shareholders' rights plan, authorized the issuance of various shares, entered into employment agreements with various executives of the Company, granted stock options to various officers and directors of the Company and others, amended its bylaws and authorized a Series E preferred stock. GTC and NWP filed a lawsuit against the Company and certain of its directors to set aside those transactions. In connection with the Agreement, the lawsuit will be dismissed and the actions taken at the September 16 meeting will be rescinded or modified.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Because within sixty days GTC may acquire 8,612,447 shares of the Common Stock, amounting to as much as 53.1 percent of the outstanding shares of Common Stock, pursuant to the terms of the Agreement, ACX and GTC have filed this Amended Schedule 13D. Pursuant to Rule 13d-4 under the Act, however, until the purchase of the shares is consummated, ACX and GTC disclaim beneficial ownership of all such shares. To the best of the knowledge of ACX and GTC, none of the directors and officers named in Item 2 of the original Schedule 13D is the beneficial owner of any shares of the Common Stock except that John D. Beckett owns 8,000 shares which were acquired on August 26, 1996. ACX owns 30,000 shares that were purchased as indicated in the open market.

Date             No. of Shares              Price per Share

9/10/96            10,000                         $2
9/19/96            10,000                         $2
9/20/96            10,000                         $2

(b) GTC has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock to be purchased pursuant to the Agreement, unless and until the acquisitions under the Agreement are effected. To the best of the knowledge of GTC, none of the directors and officers named in
Item 2 has any power to vote or to direct the vote or to dispose of or to direct the disposition of any shares of the Common Stock except Mr. Beckett as to 8,000 shares. None has effected any transactions in shares during the past sixty days.

ITEM 6.  CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE SECURITIES OF THE ISSUER.

ACX has agreed to purchase up to 500,000 shares of Common Stock from Robert Kauffman if his employment with the Company terminates on the terms set forth in an Executive Compensation
Agreement between Mr. Kauffman and the Company, the form of which is attached hereto as Exhibit 2.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Stock Purchase Agreement dated November 15, 1996, among Golden Technologies Company, Inc., the New World Power
Corporation and Photocomm, Inc.

Exhibit 2 - Form of Executive Compensation Agreement between the
Company and Robert R. Kauffman.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(f)(2) this Schedule 13D is filed jointly on behalf of each of ACX Technologies, Inc. and Golden
Technologies Company, Inc.

Dated:  November 19, 1996



/s/ Jill B.W. Sisson
____________________________________
ACX Technologies, Inc.
By: Jill B.W. Sisson


/s/ Jerry W. Young
____________________________________
Golden Technologies Company, Inc.
By: Jerry W. Young